VIA EDGAR ONLY

June 6, 2011

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: H. Christopher Owings,
     Assistant Director

Re:	Dutch Gold Resources, Inc.
Preliminary Information Statement on Schedule 14C
Filed April 19, 2011
File No. 333-72163

Dear Mr. Owings:

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated May 5, 2011 (the “Comment Letter”).  In response to these comments, Dutch Gold Resources, Inc. (the “Company”) has caused to be filed Amendment No. 1 on Form 10-K and Amendment No.1 on Form 8-K.  The purpose of this correspondence is to provide explanation, where necessary of our responses.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

General

1.
Please tell us when you expect to respond to our outstanding comments on your Form 10-K for the period ending December 31, 2009 and your Form 8-K dated March 21, 2011.  Note that these outstanding comments should be resolved before we will be in a position to clear comments on your preliminary information statement.

The Company has filed and continues to file a number of amendments to its filings in accordance with its outstanding comments.  Based upon our discussions with other members of the Commission, we anticipate the amendments to be filed contemporaneously with this Amended Preliminary Information Statement should resolve the outstanding comments.

2.
We note your disclosure that the amendment to your articles of incorporation to increase the number of the company's authorized shares of capital stock was approved by the written consent of the majority shareholders holding approximately 61% of your outstanding voting capital stock. However, your beneficial ownership table on page 7 reflects that your officers and directors as a group own 8.93% of your outstanding shares, and there are no other five percent or greater shareholders. Please tell us the method by which the written consent of the consenting stockholders was obtained and identify the shareholders or group of shareholders whose consent you solicited. See Rule 14a-2(b )(2) of the Exchange Act.

As previously disclosed on the Form 8-K filed on December 8, 2010, the Company issued 1,000,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), to each of Rauno Perttu and Daniel Hollis in consideration for past unpaid services in the approximate, aggregate amount of $250,000.  Each share of Series A Preferred Stock shall be entitled to 350 votes on all matters which holders of the Registrant’s common stock are entitled to vote upon and are convertible into shares of common stock at the rate of 10 shares of common stock for each share of Series A Preferred Stock converted.  This issuance granted majority voting rights to Rauno Perttu and Daniel Hollis.

Therefore, the written consent was obtained by the necessary vote of holders of the Series A Preferred Stock. Daniel Hollis holds 1,000,000 shares of Series A Preferred Stock and Rauno Perttu holds 1,000,000 shares of Series A Preferred stock for an aggregate of 700,000,000 votes – sufficient to approve the amendment.

We have revised the Table of Beneficial Ownership as follows:

The table also shows the number of shares beneficially owned as of April 11, 2011 by each of the individual directors and executive officers and by all directors and executive officers as a group.

Name and Address (1)	Beneficial Ownership (2)	Percentage of Class (3)

Daniel W. Hollis (4)	370,000,000	46.4%

Rauno Perttu (4)	370,000,000	46.4%

Lance Rosmarin	—	—

Steven Keaveney	—	—

All Directors and Executive Officers as a Group (2 persons)	740,000,000	64.49%

(1) If no address is given, the named individual is an executive officer or director of Dutch Gold Resources, Inc. whose business address is 3500 Lenox Road, Suite 1500, Atlanta, Georgia 30326.

(2) Shares of common stock that a person has the right to acquire within 60 days of April 11, 2011 are deemed outstanding for computing the percentage ownership of the person having the right to acquire such shares, but are not deemed outstanding for computing the percentage ownership of any other person.

(3) As of March 31, 2011, there were 447,365,069 shares of common stock issued and outstanding.

(4) Includes 1,000,000 shares of Series A Convertible Preferred Stock (“Series A”) which is convertible into Common Stock at the rate of 10 shares of Common Stock per share of Series A and votes on all matters to which shareholders of the Corporation are entitled to vote on the basis of 350 votes for each share of Series A.

Accordingly, we have revised the disclosure to provide:

The Amendment was approved by the written consent of the Majority Shareholders holding approximately 65% of our outstanding voting capital stock

Securities Ownership of Certain Beneficial Owners and Management, page 7

3.
We note that your officers and directors do not file Section 16 reports; however, your most recent Form 10-K states that your common stock is registered pursuant to section 12(g) of the Exchange Act. Please advise.

The officers and directors of the Company have filed all required reports pursuant to Section 16(a) of the Securities Exchange Act of 1934.

Further, please note that the Company acknowledges:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or require any further information, please do not hesitate to contact us.

`	Sincerely,

DUTCH GOLD RESOURCES, INC.
	By:	/s/ Daniel W. Hollis
Daniel W. Hollis
Chief Executive Officer